YCT 中国永春堂国际集团公司
China YCT International Group Inc.

February 22, 2012

BY MAIL AND EDGAR TRANSMISSION

Mr. Jeffrey Riedler
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: China YCT International Group, Inc.
Preliminary Information Statement on Schedule 14C
Filed January 13, 2012
File No. 000-53600

Dear Mr. Riedler:

In response to your letter of January 23, 2012, China YCT International Group, Inc. (the "Company"),acknowledges that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the Company may not assert staff comments as a defense in nay proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Yan Tinghe, Chief Executive Officer

TEL:0537-4268277 FAX:0537-4268277 Website:www.yctgroup.net